INVEST IN **COCO CODERS**

Coding for Kids: Shaping Tomorrow's Innovators and Navigating the Future Landscape of EdTech



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cococoders.com Incline Village, NV

Featured Investors

John Baule | Amrock Ventures | InnoVenture | Stuart McLeod | John Baule



John Baule

Syndicate Lead

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We know that the jobs of future will not look like the jobs of today - they will need different skills including a deep understanding of technology. CocCoders makes a critical down-payment on preparing kids to thrive in this future world. The Company is led by a highly successful entrepreneur with a previous successful exit and it solves an important problem for a very large target market. I believe it has all the elements to become a valuable company.

Invested $5,000 this round

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Highlights

1. ✅ Annual Recurring Revenue (ARR) accelerating rapidly, now over $500k.
2. ⚡Active Subscriptions are up 200% year-over-year.
3. ⌨️ Achieving Top Honors: #1 in Computer Clubs on Trustpilot, Celebrated for Excellence in EdTech.
4. ↗️ Our CEO brings a proven track record of scaling 2 other education ventures to impressive heights.
5. 🧠 Taught over 12,000 Students between the ages of 6 and 14 with unmatched Customer Satisfaction.
6. 💰 For every $1 spent on ads, the company makes $9 in revenue.

7 ⚓ B2C business engine has been built & is ready to scale; next milestone is corporate partnerships

8 🤖 AI forms the foundation of processes behind Coco Coders.

Our Team



Elizabeth Tweedale CEO & Founder

Visionary leader named a top female in tech by Deloitte and Financial Times. Award-winning author of 6 books teaching children how to code and founder of Cypher Coders, BlueSHIFT, and GoSpace AI.



Bob Abraham Chief Strategy Officer

EdTech veteran with multiple exits, the latest as the Co-Founder and President of Full Measure Education. Formally Vice President of strategy and business operations at Blackbaud.



Caroline Viles Chief Financial Officer

Financial executive with experience in multiple sectors. Served as an upstream M&A economist for Shell and 3rd finance hire at Monzo, taking the bank from the UK to the US market. Also serves as the Finance Director at Gaia and CFO at Cypher Coders.



Paul Brooks Chief Product Officer

Tech founder with previous business exits. Previously head of product for Tutorful, the largest UK online private tuition platform. Developed systems that brought Cypher to profitability.

The Careers of Tomorrow Require Coding Literacy

Today, there is a massive gap in the education system.

According to McKinsey, a **staggering 92% of future jobs will require digital skills.**


The Problem
92% of future jobs will require digital skills
There is a gap in the education system that is failing to keep up with the demands and changing tech landscape occurring in the workforce.
87% of companies globally report a technology skills gap, while participation in studying tech has declined 40% since 2015.
Our education system isn't equipping kids with the skills needed for the jobs of tomorrow.
If interest in STEM & technology is not cemented before the age of 14, it is unlikely to be studied later in education, especially for girls.

Currently, millions of children are **missing out** on coding and technological education, a gap that risks **leaving them behind** in an increasingly digital world.

Furthermore, recent research indicates that if children are not exposed to and engaged with technological literacy by the age of 14, they are unlikely to develop a desire to acquire these essential skills later on.

In light of this, the urgency for a solution to bridge this educational divide is more pressing than ever.

The world needs Coco Coders.

Coco Coders: A Revolution in Education

What's needed to meet the challenges of tomorrow for the next generation is a radical change in how we educate our children.

Our objective is simple: To make sure **the next generation develops the skills necessary to thrive.**


Our Solution


We prepare children age 6-14 for the future
CocoCoders is a LaaS (Learning as a Service) offering subscription-based coding lessons to the tech leaders of tomorrow
> Live online
> Teacher-led lessons
> Small cohorts
> 1 hour per week
$99 / 4 weeks
coco coders

Coco Coders teaches children aged 6-14 how to code via live online, teacher-led lessons. We do this in small cohorts of 2-6 children of similar ages and Coco level in a one-hour lesson each week.

By moving the classroom online and pairing students with experienced and engaging instructors **we supercharge each child's learning of the crucial skills needed to thrive.**


Coding and Computational Thinking
Problem Solving Using Technology
Creativity, Collaboration and Communication

With fun, affordable, and easy-to-access coding lessons for kids starting as early as age six, Coco Coders can make a difference for millions of children.

The Coco Difference

Coco makes its lessons fun and engaging so that they feel like play (not work) and our students look forward to them every week. Through our proprietary spiral curriculum, we've created a better way to help children master core concepts and build confidence.

We have developed thousands of hours of lessons based on creative themes and collaborative group work, structuring these lessons into a 20-level graduating system that is STEM-certified.


STEM ACCREDITED
Creative themes that appeal to all kids
52% of our students are girls
Comprehensive STEM certified computer science curriculum

Coco Coders stands out in the 'coding for kids' market with its superior product and robust infrastructure. Unlike many small players in this space, we're uniquely positioned to outperform competitors and scale efficiently. This combination of quality and scalability makes our company an attractive and promising investment opportunity.

To sustain our competitive edge, we are advancing proprietary AI technology that assesses each child's engagement with the course. Additionally, we are implementing systems designed to guarantee that the quality of teaching meets the highest standards.


What makes Coco different?
"I love my coding lesson because I get to make really awesome games and see my friends. I am now an expert coder which is pretty cool!"
Melissa (age 9, UK)
"My son, loved his coding experience. It was his first time. He made a video game on the first day. He felt like a coder and can't wait to have his next lesson."
Sharif, father of Junior (age 8, USA)
"Teaching courses with Coco Coders brings so much joy to my life. They make it so easy with the content and support they give me. It's definitely the best work ever, thank you team!"
Isobel, Cypher Coders & Coco Coders Teacher
40th lesson
100th lesson
CHALLENGE
GIGA
AWESOME AVIATION
PLANETARY EXPLORATION
coco coders

A Breakthrough in Efficient Online Marketing for Coding Education

Coco's B2C business model, already in the scaling phase, has proven its

Coco's B2C business model, already in the scaling phase, has proven its effectiveness. Our key performance indicators (KPIs) are rigorously monitored through a live data dashboard, showcasing vital metrics such as annual recurring revenue (ARR), cost to acquire a customer (CAC), cost per click from ad spend (CPC), along with detailed customer churn & retention analyses by cohorts. These indicators not only validate our business narrative but also demonstrate its ongoing sustainability and scalability.



This graph shows revenue growth from Cypher Coding Limited, a sister entity in the UK where the Coco Coders brand initially launched in 2022. When Coco Coders Inc. was formed in Delaware in 2023, Coco Coders purchased the Coco Coders brand assets from Cypher Coders and began operating as a separate entity. Since July 2023, all subscriptions are serviced by Coco Coders Inc. and all revenue is booked by Coco Coders Inc. Before July 2023, all of Coco Coder's users and revenues were under Cypher Coding Ltd.

Historically, parents of students have found Coco Coders through online advertising and word of mouth. **For every $1 spent on ads, we generate $9 in revenue.** Today, Coco's customer acquisition cost (CAC) payback is within three months, well below the 12-month standard in the industry.

In the past year, we've significantly refined our digital sales funnel, demonstrating that growth in our B2C market is directly tied to our investment in sharing the Coco Coders story with families through advertising.

Remarkably, even without increasing our ad spend, we've managed to double our student count. This growth has propelled us to an annual recurring revenue (ARR) of over half a million, and we anticipate further substantial increases in the coming months and years.

The Education Revolution: Education is Becoming Increasingly Privatized

In an era where the global education sector is rapidly shifting towards privatization and digitalization, Coco Coders is strategically positioned to leverage this transformation. We aim to meet the growing demand for high-quality, skills-focused training that delivers tangible results.



With our current curriculum and B2C market, our total market size is estimated by management to be fast approaching $10B per year.

And that's just the tip of the iceberg.





We are in the midst of a massive disruption to the way our children learn.

By 2030, it's estimated that global education spending (including traditional institutions such as college and technical training) will approach $10 Trillion.

But it should come as no surprise that within this massive number, the spending on education technology solutions (EdTech) is the fastest growing segment with expected growth of 78% from 2020 to 2025.

As technology continues its rapid pace of development, the sky is truly the limit for Coco Coders' proven solution.

Our Next Major Growth Engines: Coco Coders Levels Up

We have the foundations to deliver this transformative business. The founder & team's previous experiences bridge the worlds of tech and education.

Elizabeth previously co-founded a highly successful AI company, writing the patented AI and building a tech team that now serves household-named clients. Alongside the executive team, they previously built and exited from a number of EdTech businesses, the last one being Cypher Coders, the UK's leading in-person coding school for kids which Coco was born out of.



Forward-looking projections cannot be guaranteed.

To bolster the foundational B2C business, the team's next focus is on building out their corporate partnership model. With a wealth of experience in the B2B space - this next phase will further propel Coco as a market leader in not only the 'coding for kids' space but the greater EdTech market as a whole.

Next Steps for Coco Coders

Looking ahead to 2024 and beyond, the three (3) key revenue drivers for CocoCoders are:

1. Tripling our student enrollments increasing revenues and expanding profit margins.

2. The launch of our corporate sponsorship (currently in beta).

3. And the introduction of our AI training.



Forward-looking projections cannot be guaranteed.

Invest in the Future of Education with Coco Coders Today

With the demand for coding skills skyrocketing and the education system struggling to keep up, **Coco Coders offers a solution that is fun, affordable and accessible.**

Our engaging live online lessons for children as young as six are not just about coding; they're about preparing the next generation for a world dominated by technology. As we continue to scale and expand, **we are positioned to capture a share of the rapidly growing EdTech market, estimated to be worth $7.8 trillion.**

Don't miss out on this opportunity to make a difference in education and profit from our innovative approach.

Invest in Coco Coders today and help shape the future of learning.

Together, **we can empower children to thrive in the digital age.**